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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                            Forward Industries, Inc.

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                               (Name of Issuer)

                        Common Stock, $0.01 par value

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                        (Title of Class of Securities)

                                349862300

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                               (CUSIP Number)

Neil I. Jacobs, Esq.

355 Lexington Avenue, 6th Floor

New York, NY  10017

(212) 233-1480

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                 (Name, address and telephone number of Person

                Authorized to Receive Notices and Communications)

                                December 8, 2011

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

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CUSIP NO. 349862300                                             Page 2 of 6

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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE

   PERSON (entities only)

   Terence Bernard Wise

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]

                                                                      (b) [X]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)

   PF

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   UK

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                    7.  SOLE VOTING POWER

                        1,076,808

   NUMBER OF       ----------------------------------------------------------

   SHARES           8.  SHARED VOTING POWER

   BENEFICIALLY         0

   OWNED BY EACH   ----------------------------------------------------------

   PERSON WITH      9.  SOLE DISPOSITIVE POWER

                        1,076,808

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                   10.  SHARED DISPOSITIVE POWER

                        0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,583,541

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES                                                        [X]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   19.58%

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14. TYPE OF REPORTING PERSON

    IN

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CUSIP NO.  349862300                                             Page 3 of 6

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Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, $.01 par value per

Share (the "Common Stock”) of Forward Industries, Inc., a New York corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 3110 Main St, Suite 400, Santa Monica CA 90405.

Item 2.     Identity and Background

       (a) – (c). This statement is filed by an individual, Terence Bernard Wise, who resides at Brambledown, 8 Valley Way, Gerrards Cross, Buckinghamshire SL9 7PN, United Kingdom. Mr. Wise is a UK resident and citizen, and is a private businessman involved in the furniture manufacturing industry.

       (d)- (f). Mr. Wise, who is a U.K. citizen, has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     The source of funds used for the purchase of the Issuer's Common Stock was the personal funds of Mr. Wise. The aggregate funds used by Mr. Wise to make the purchase were approximately $2,040,012.

Item 4.     Purpose of Transaction

      Mr. Wise has acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in Mr. Wise’ ordinary course of business. The purchases were made in a private transaction away from the market. The Purchase was made pursuant to a Stock Purchase Agreement (“SPA”), dated December 8, 2011 and an Option Agreement (“Option Agreement”) of even date, by and between the same parties. The SPA provided for the sellers thereunder, LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Funds Ltd., and LaGrange Special Situations Master Fund, Ltd. (collectively, “Sellers”) to sell an aggregate of 1,076,808 shares of the Issuer’s Common Stock to Mr. Wise at the purchase price of $1.8945 per share. Both the SPA and the Option Agreement are more fully described below.  The Sellers are, upon information and belief, affiliates of Frank LaGrange Johnson, Chairman and a significant shareholder of the Issuer. Although Mr. Wise has known Mr. Johnson and his brother, Brett M. Johnson, Issuer’s CEO, for some time in a personal and business capacity, they are not acting as part of a “group” as defined under Rule 13d-3 and Mr. Wise in no way claims beneficial ownership of any shares of the Issuer’s Common Stock owned by Mr. Johnson or his affiliates.

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CUSIP NO.   349862300                                          Page 4 of 6

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      Pursuant to the SPA, in the event any of the individuals appointed to the Issuer's Board of Directors (the "Board") pursuant to that certain Settlement Agreement dated August 10, 2010, by and among the Sellers and the Issuer, should step down from, or not stand for re-election to the Board, the LaGrange Group (as defined in the Settlement Agreement) has agreed to nominate to the Nominating and Governance Committee of the Board an indidual selected by Mr. Wise in order to fill any such vacancy in accordance with the terms and conditions of the Settlement Agreement.  The initial nominee would be Mr. Wise and if an additional vacancy were to occur, such additional nominee would be put forth by Mr. Wise.  Such nominee(s) shall be subject to review and approval by the Issuer's Nominating Committee.  The SPA also provides that Mr. Wise and his affiliates shall vote in favor of certain “Corporate Transactions” should they be presented for shareholder approval. The term “Corporate Transactions” are defined in the Option Agreement (and thereby cross-defined in the SPA) as follows: any transaction or series of related transactions relating to, directly or indirectly, (a) any consolidation or merger of the Issuer with or into any corporation or other entity, other than any consolidation or merger resulting in the shareholders of the Issuer immediately prior to such transaction holding, after such transaction, eighty percent (80%) or more of the capital stock or other equity interests of the surviving or resulting corporation or other entity entitled to vote for the election of directors (or comparable governing body), or (b) any sale or other disposition by the Issuer of all of substantially all of its assets or (c) any exclusive licensing transaction having substantially the same effect, other than any such sale or other disposition to a buyer in which the shareholders of the Issuer immediately prior to such sale or other disposition hold, after such transaction, eighty percent (80%) or more of the capital stock or other equity interests entitled to vote for the election of directors (or comparable governing body).

        The Option Agreement consists of both a “put” and “call” option. The “call” option is in favor of Mr. Wise, the “put” option is in favor of the Sellers.  Both options cover an aggregate of 506,733 shares of Issuer Common Stock owned by the Sellers, and are exercisable in whole (but not in part) at an exercise price of $1.80 per share. The “put” option is exercisable at any time until July 8, 2013 (“Termination Date”); the “call” option is exercisable on the Termination Date if a Corporate Transaction (as defined above, has not taken place between the Issuer and third parties by such date.

        The foregoing descriptions of the SPA and Option Agreement are qualified in their entirety by reference to the full text of such documents which are attached as Exhibits 99.1 and 99.2 hereto and are incorporated herein by this reference.

        Mr. Wise does not, at present, seek control of the Issuer and has acquired the Common Stock for investment purposes. In pursuing such investment purposes, Mr. Wise may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, Mr. Wise routinely monitors the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, his personal liquidity requirements and other investment considerations.  Consistent with his investment research methods and evaluation criteria, Mr. Wise may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, Mr. Wise' modifying his

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CUSIP NO.   349862300                                          Page 5 of 6

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ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

      Mr. Wise reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all or part of the Common Stock beneficially owned by him, in the public market or privately negotiated transactions.  Mr. Wise may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.    Interest in Common Stock of the Issuer

       (a) and (b).  As of the date hereof, Mr. Wise beneficially owns 1,076,808 shares of Common Stock of the Issuer. As discussed in Item 4 above, he also has an Option to acquire an additional 506,733 shares of common stock exercisable 18 months from now.  However, he also has the obligation to purchase such shares of Common Stock should they be “put” to him, which could occur at any time during the term of the Option Agreement. Thus, his total beneficial ownership of Issuer Common Stock, as calculated under Rule 13d-3, is 1,583,541 shares or 19.58%  (based on an aggregate of 8,087,886 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed August 11, 2011)of the issued and outstanding shares of Common Stock. He retains sole dispositive power over the 1,076,808 shares owned by him.

       (c) In the 60 days prior to this filing, Mr. Wise has not acquired any Issuer Common Stock in the open market.

       (d) and (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with

            Respect to Common Stock of the Issuer

       Mr. Wise has no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which have not been described above.

Item 7.     Material to Be Filed as Exhibits

Exh. 99.1 Stock Purchase Agreement, dated December 8, 2011, by and among Terence B. Wise and LaGrange Capital Partners LP, LaGrange Capital Partners Offshore Fund Ltd., and LaGrange Special Situations Master Fund, Ltd.

Exh. 99.2 Option Agreement, dated December 8, 2011, by and among Terence B. Wise and LaGrange Capital Partners LP, LaGrange Capital Partners Offshore Fund Ltd., and LaGrange Special Situations Master Fund, Ltd.

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CUSIP NO.     349862300                                       Page 6 of 6

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                                  SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   /s/  Terence Bernard Wise

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Dated:  December 13, 2011            Terence Bernard Wise